

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2012

<u>Via Facsimile</u>
Stolfin Wong
President, Chief Executive Officer, Chief Financial Officer,
Secretary, Treasurer, Director
Kwest Investment International Ltd.
Suite 204, 15615 102 Avenue
Edmonton, Alberta, T5P 4X7

> **Re: Kwest Investment International Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 13, 2011**
> **File No. 333-176350**

Dear Mr. Wong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

2.   We note your response to prior comment 1 and reissue the comment in part. Please include Risk Factor disclosure to emphasize the following:

> a. The company's books and records are not maintained under US GAAP;

      b. You do not internally retain individuals that prepare your financial statements, and instead utilize an external contract-based individual with limited knowledge of US GAAP; and

      c. Your board of directors does not have relevant US GAAP experience.

Our Business, page 5

3.   We note your response to comment 2 of our comment letter dated November 22, 2011 and the revised disclosure. Please revise to balance your disclosure of revenues from affiliated parties on pages 5 and 9 and provide your net loss of $(83,325) for the period. In addition, please revise to identify each related party, explain how each related company has "shared management" or "management in common" and quantify the significant amounts owed to related parties as well as all expenses paid to related parties.

Financial Summary Information, page 7

4.   We note your response to prior comment 3 and reissue the comment. The amount of Net income (loss) continues to not agree to the same line item per your interim consolidated statements of operations, as it would appear that such amount is your current income tax expense. Please ensure that <u>all</u> amounts within your prospectus agree to the financial statements provided.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

5.   We note your response to prior comment 4 and reissue the comment. Based on your continuing involvement regarding land sales to a related party, please tell us how you applied the derecognition criteria within FASB ASC 360-20-40 to include Recognized gain on property sale to related party as Revenue.

Consolidated Statements of Cash Flows, page F-5

6.   We note your response to prior comment 5 and reissue the comment. Your cash flows for the fiscal year ended April 30, 2011 continues to utilize Net income (loss) after factoring the Dividend attributable to noncontrolling interest and thus does not appear to comply with ASC 230-10-45-28. Please advise.

Note 4 – Related Party Transactions and Balances, page F-10

7.   We note your response to prior comment 6. Please address the following:

      a. Please tell us the business purposes of Kimura Lake Estate Inc. and 829436 BC Ltd. as the original property owner. Within your response, please highlight how shareholders anticipate your company's operations to be different given that you consider these companies to be entities under common control, the senior management of the companies are similar, and that all such related entities are engaged in the purchase and/or sale of the same tract of property in Alberta, Canada.

      b. Please provide to us details of the majority owner's ownership percentages in both KWest Investment International, Inc. and 0829436 BC Ltd. supporting that both entities are considered under common control.

Note 5 – Capital Stock, page F-11

8.   We note your response to prior comment 7. Please clarify the disclosure in your document to highlight what the ownership of preferred stock grants such holders.

Certain Relationship and Related Transactions, page 46

9.   We note your response to comment 9 of our comment letter dated November 22, 2011. Please revise your risk factor section to include appropriate disclosure explaining that because your transactions are with related parties they are not arm's length transactions and the prices may not reflect the actual fair market value of the property or properties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3763 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Michael J. Morrison, Esq.